Summary of Terms
RG Resource Technologies, Inc.

A. Terms of Offering

RG Resource Technologies, Inc.is offering to both accredited and non-accredited investors up to 11,075 shares of Class A common stock, par value $0.001 per share (the "***Shares***") for a total offering amount of $1,070,000 (the "***Offering")***. Initial investors will receive a twenty percent (20%) discount off the $100 per Share purchase price for a purchase price of $80 per Share on sales up to $150,000, which is equal to 1,875 Shares. If $150,000 is raised, all additional Shares beyond 1,875 will be offered at a purchase price of $100 per Share for a maximum aggregate amount of $1,070,000. Each Share will have one (1) vote. The Company will have the right to extend the term Offering in its sole discretion.

B. Business of the Company.

The Company's business is focused on developing, marketing and distributing proprietary solar panels and related equipment both domestically and internationally. The Company believes that its hybrid PV-thermal solar panel products have advantages in the marketplace over its competitors. Power Panel's patented panels generate both electricity and hot water in one compact footprint that can convert up to 75% of incoming sun into usable energy. Water can be heated up to 158 degrees Fahrenheit.

The Power Panel products generate electricity and hot water and are well-suited for industrial, commercial, agricultural and residential applications. Patents owned by the Company include U.S. Patents No.. 8,476,522 and No. 8,381,939. Patent protection has been granted for one or both of these patents in Canada, Germany, France, the European Patent Convention, the United Kingdom, Australia, China, Japan, Korea and Macau. Trademarks for PowerPanel and Gen20 have been registered in the U.S., have been published in Brazil and are pending in India.

The Company utilizes high temperature capable plastics, insulating foams, silicone adhesives and silicone solar cell encapsulants to create the photovoltaic thermal PVT1, a module that produces electricity at a level equivalent to a standard photovoltaic module plus thermal output equivalent to a glazed thermal collector.

The Chief Executive Officer and majority shareholder of the Company is Robert Kornahrens. Garth Schultz serves as the President and a minority shareholder of the Company.

Currently, the Company offers for sale the Power Panel cells, a portable product, the Gen-2-0™ Portable Generator, a thermal storage tank, Thermal Edge Storage™, and thermal hybrid turnkey systems. The Company believes that its products are compact (40% less space vs. PV), easy to assemble, deploy and install and are eligible for certain green loan and tax credit incentives. Currently, the Company sources components and manufactures its solar and thermal products in-house. The Company has a Master Purchase Order with

Beacon Sales Acquisition, Inc. and an informal distribution arrangement with Alternative Energy Technologies, LLC for distribution within the United States. The Company also has informal distribution arrangements with GrupoRech, and Attack Audio Systems for distribution of its products to South America. No written distribution agreements currently are in effect for South America. The Company also is involved in negotiations for a potentially significant royalty arrangement with an Indian distributor and draft transaction documents have been exchanged, but that transaction has not been finalized, and no assurance can be provided that it will be completed.

The Company was organized in the State of Michigan on November 1, 2016. The Company is in its start-up phase and needs to deploy capital to expand its operations. See "**Risk Factors**."

C. Use of Proceeds

Funds Raised in this Offering up to $1,070,000 will be utilized as follows:

Working Capital	$ 200,450
Management Team	$ 150,000
Sales & Marketing Team	$ 500,000
Operating Overhead (3 Mo.)	$ 155,350
Wefunder Fee	$ 64,200
	$1,070,000

Funds raised in amounts less than $1,070,000 will be utilized as determined by the Company for the above-referenced categories.